Exhibit 21.1

SUBSIDIARIES OF XTL BIOPHARMACEUTICALS LTD.

Name of Subsidiary	Percent Owned	Jurisdiction of Incorporation
InterCure, Ltd.	5.82%	Israel
InterCure, Inc.	5.82%	Delaware
InterCure UK	5.82%	UK
XTEPO, Ltd.	100%	Israel